Plainfield Direct LLC
333 Ludlow Street
Stamford, CT 06902
December 30, 2010
VIA EDGAR AND EMAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: John M. Ganley, Esq.

Re:	Plainfield Direct LLC Form 8-A Filed on June 28, 2007 SEC File No. 001-33570 Withdrawal Request
Dear Mr. Ganley:
     Plainfield Direct LLC, a closed-end management investment company organized as a limited liability company in Delaware (the “Registrant”), hereby requests withdrawal of its registration statement pursuant to the Securities Exchange Act of 1934 on Form 8-A (File No. 001-33570) (the “Registration Statement”), effective immediately, because a determination has been made not to publicly offer the subject securities for sale. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2007. Please note that the Registrant is also withdrawing its election to be regulated as a business development company (File No. 814-00745) by filing a Form N-54C.
     Please contact Maria Gattuso at Willkie Farr & Gallagher LLP, counsel to the Registrant, at (212) 728-8294 with any questions.

Very truly yours, Plainfield Direct LLC
By:	/s/ Max Holmes
	Name:	Max Holmes
	Title:	Director, Chief Executive Officer and President

cc: Maria Gattuso, Willkie Farr & Gallagher LLP